Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of AEI CapForce II Investment Corp. on Form S-1 of our report dated September 7, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of AEI CapForce II Investment Corp. as of August 8, 2021, and for the period from July 8, 2021 (inception) through August 8, 2021, which reports appear in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp
Hartford, CT
September 7, 2021